EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

September 10, 2007

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street, NW

Washington, D.C.  20004

RE:       Evergreen Equity Trust, File Nos. 333-37453 and 811-08413 (the “Registrant”)

            Post-Effective Amendment No. 107 to the Registration Statement on Form N-1A

            For the Evergreen Fundamental Mid Cap Value Fund

Dear Mr. O'Connor:

In response to your comments to the Registrant’s Form N-1A filing made on June 29, 2007, pursuant to Rule 485(a) to register the shares of a new series, Evergreen Fundamental Mid Cap Value Fund (accession no. 0000907244-07-000493) (the "Fund"), please note the following responses:

Prospectus

Comment:       You requested that we indicate in the Investment Strategy section that the manager employs a value style of investing.

Response:      The requested change has been made.

Comment:       You requested that we confirm that the information contained in the “Legal Proceedings” section is current.

Response:      The information contained in this section was current as of the date of the 485(a) filing and remains current as of the date of this letter.

Comment:       You asked us to provide to you the anticipated portfolio turnover ratio for the Fund.  If it were anticipated that the turnover ratio for the Fund was to exceed 100%, you requested that we provide disclosure noting this in the Investment Strategy section, as well as disclosure explaining the effects of a high portfolio turnover ratio in the Risk Factors section.

Response:      The Portfolio Manager anticipates that the turnover ratio for the Fund will be between 50% and 100%.

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file a post-effective amendment to the Registration Statement on or around September 11, 2007 to respond to your comments.  Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian Montana

                                                                                    Brian Montana, Esq.